Exhibit 99.1

BiondVax Announces Topline Results from Phase 3 Clinical Trial of the M-001 Universal Influenza Vaccine Candidate

Jerusalem, Israel – October 23, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a pioneer in the development of a universal flu vaccine designed to provide protection against current, future, seasonal and pandemic influenza, today announced topline data from the Company’s pivotal, phase 3 clinical trial of M-001 as a standalone universal flu vaccine candidate.

Results did not demonstrate a statistically significant difference between the vaccinated and placebo groups in reduction of flu illness and severity, and therefore failed to meet both the primary and secondary efficacy endpoints. The study’s primary safety endpoint was met.

“We are disappointed with these results, and I wish to thank the BiondVax team for their efforts, dedication, and passion over the past 15 years. Together we have endeavored to develop an innovative approach to a persistent global problem. I am especially grateful to each of the clinical trial participants, as well as the investigators in all our trials for their efforts, and to our stakeholders for their support,” said Dr. Ron Babecoff, Founder, President, and Chief Executive Officer. “The significant need for better, more proactive flu protection is well-understood by clinicians and public health experts around the world, and we have devoted many years in pursuit of this worthy goal. Unfortunately, this study did not have the efficacy outcomes that we anticipated for M-001 on a standalone basis. We have observed in seven previous studies that M-001 safely provoked an immune response to a broad range of flu strains, but ultimately this was not sufficient on a standalone basis to show protection.”

Dr. Babecoff continued, “We have developed expertise and IP in pursuit of our goals, and we retain a state-of-the-art manufacturing facility. Going forward, we will examine options to maximize the value of these assets.”

About the pivotal Phase 3 trial: The randomized, modified double-blind, placebo-controlled, pivotal Phase 3 trial assessed safety and efficacy of the M-001 vaccine candidate alone in reducing flu illness and severity in 12,463 adults aged 50 years and older, including 6,291 (50.5%) aged 65 and older. 4,042 participants were enrolled and randomized in the trial’s first cohort prior to the 2018/19 flu season, and an additional 8,421 participants were enrolled across seven Eastern European countries in the trial’s second cohort (2019/20 flu season). Each participant was monitored for one flu season.

The trial commenced in 2018, after the European Medicines Agency (EMA)’s Committee for Medicinal Products for Human Use (CHMP) reviewed the trial design and provided feedback. The CHMP response included comments regarding various aspects of the trial design, and also stated that, “It is agreed that a single pivotal efficacy trial that provides a robust demonstration of efficacy against laboratory-proven influenza like illness (ILI) could suffice for an approval.”

About BiondVax:

BiondVax (NASDAQ: BVXV) is a biopharmaceutical company that has been developing M-001, a novel flu vaccine candidate. The vaccine candidate was designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. An NIH/NIAID Phase 2 study completed in 2020 showed a significant increase in polyfunctional CD4+ cells in the M-001 group. In a total of seven previously completed Phase 1/2 and Phase 2 clinical trials, the M-001 vaccine candidate was well-tolerated and immunogenic. For more information, please visit www.biondvax.com.

Company Contact: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Investor Relations: Joseph Green | +1 646 653 7030 | jgreen@edisongroup.com

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Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our prospectus filed today and our Annual Report on Form 20-F for the year ended December 31, 2019 and other filings filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov. The Company undertakes no obligation to revise or update any forward-looking statement for any reason.